UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Pricing of Underwritten Public Offering of Ordinary Shares

On March 19, 2019, Nomad Foods Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, as representative of the several underwriters named in Schedule I thereto (collectively, the “Underwriters”) relating to the underwritten public offering (the “Offering”) of 17,391,305 of the Company’s ordinary shares, no par value (the “Ordinary Shares”), at a public offering price of $20.00 per share. The gross proceeds to the Company from this offering are expected to be approximately $347.8 million, before deducting underwriting discounts and commissions and offering expenses payable by the Company. In addition, the Company granted the Underwriters a 30-day option to purchase up to 2,608,695 additional Ordinary Shares. The Company expects the Offering to close on or about March 22, 2019, subject to the satisfaction of various customary closing conditions.

Nomad Foods intends to use the net proceeds from the offering for general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and agreements of the Company, and customary conditions to closing, obligations of the parties and termination provisions. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the Underwriters or their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking services, trust services and financial advisory services for the Company and its affiliates, for which they have received customary fees and expenses. Affiliates of certain of the Underwriters are agents and/or lenders under the Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time.

As part of the Underwriting Agreement, subject to certain exceptions, the Company and certain of the Company’s executive officers and directors agreed not to sell or otherwise dispose of any of the Company’s Ordinary Shares held by them for a period of 90 days after March 19, 2019 without first obtaining the written consent of Goldman Sachs & Co. LLC.

The Ordinary Shares were offered pursuant to the Company’s shelf registration statement on Form F-3ASR (File No. 333-225402) previously filed with, and declared effective by, the Securities and Exchange Commission (the “Commission”). A preliminary prospectus supplement related to the Offering was filed with the Commission on March 19, 2019.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement. A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1.

A copy of the legal opinion of Carey Olsen relating to the legality of the issuance and the sale of the Ordinary Shares is attached hereto as Exhibit 5.1.

On March 19, 2019, the Company issued a press release announcing the pricing of the Offering, a copy of which is attached hereto as Exhibit 99.1.

This report on Form 6-K and Exhibit 1.1 are incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044). This report on Form 6-K and Exhibits 1.1, 5.1 and 23.1 are incorporated by reference into the registration statement on Form F-3ASR filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402). Exhibit 99.1 is not incorporated by reference into any of the foregoing registration statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer

Dated: March 20, 2019

Exhibit Index

Exhibit Number	Exhibit Title
1.1	Underwriting Agreement, dated March 19, 2019, among Nomad Foods Limited and Goldman Sachs & Co. LLC, as representatives of the several underwriters named therein.

5.1	Opinion of Carey Olsen relating to the legality of the issuance and sale of the Ordinary Shares.

23.1	Consent of Carey Olsen (included in Exhibit 5.1).

99.1	Press release issued by Nomad Foods Limited on March 19, 2019, relating to the pricing of the Offering of Ordinary Shares.